O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

June 29, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc. (“Casella”)
Soliciting Material on Schedule 14A filed by JCP Investment Management, LLC, et al. (the “Soliciting Material”)
Filed on May 29, 2015

Dear Ms. Duru:

We acknowledge receipt of the oral comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comment”).  We have reviewed the Staff Comment with our client, JCP Investment Management, LLC and the other participants in its solicitation (collectively, “JCP”), and provide the following response on JCP’s behalf.  For ease of reference, the Staff Comment is summarized below in italics.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

1.
The Staff requested that JCP elaborate on its statement that “JCP has already been contacted by multiple potential strategic acquirers of Casella, each with unquestionable financing abilities.” The Staff has asked about: 1) the identity of the referenced parties and 2) whether discussions were had with those parties regarding any specific transactions or proposals with respect to Casella.

JCP acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis. In connection with its investment in Casella, JCP has performed a considerable amount of research on Casella, the waste management space in which it operates and its competitors. During JCP’s comprehensive research process, it contacted or was contacted by, and had general discussions with, public and private companies in the waste management space in order to fully understand industry revenue growth and cash flow dynamics.  JCP representatives also attend investor conferences pertinent to the waste management industry. JCP conducts this comprehensive research process with each of its investments.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 29, 2015

JCP engaged in private communications with a number of players in the waste management industry regarding the attractiveness of Casella’s assets.  No specific proposals regarding a transaction involving Casella were communicated to or by JCP.

However, multiple industry players have expressed to JCP a general interest in Casella’s assets. Below please find a summary of JCP’s discussions with three such organizations that have expressed an interest in Casella’s assets to varying degrees:

•
Following the filing of JCP’s Schedule 13D on April 28, 2015 (the “Schedule 13D”), representatives of one of the largest publicly-traded waste management companies (“Company A”) contacted JCP and expressed an interest in Casella’s assets. While at an industry conference in June of 2015, JCP met with representatives of Company A and the parties discussed Casella’s assets and the waste management industry generally. However, no specific proposal to acquire Casella’s assets was shared with JCP.

•
Following the filing of the Schedule 13D, at the end of May 2015, JCP met with representatives of one of the largest publicly-traded waste management companies (“Company B”) and the parties discussed the waste management industry generally. During the course of these discussions, Company B expressed an interest in Casella’s assets, but no specific proposal was shared with JCP.

•
Following the filing of the Schedule 13D, a third-party contacted JCP on behalf of an anonymous private company (“Company C”).  Such third party informed JCP that Company C has an interest in Casella’s assets. The third-party did not reveal the identity of Company C and no specific proposal was shared with JCP.

Given the general character of the above communications, JCP does not believe that the identity of each party that it has communicated with regarding Casella’s assets needs to be provided to support the accuracy of JCP’s statement or otherwise.

*    *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP